                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)


                                 Frontstep, Inc.
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                                (Name of Issuer)


                        Common Shares, Without Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   35921W 10 1
                              ---------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
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             (Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
---
 X  Rule 13d-1(c)
---

    Rule 13d-1(d)
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         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 35921W 10 1


1)       Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons (entities only)

                  Stephen A. Sasser

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
             ---

         (b)
             ---

3)       SEC Use Only


4)       Citizenship or Place of Organization

                  United States

Number of                         5)  Sole Voting Power
Shares                                     561,000 shares(1)
Beneficially                      6)  Shared Voting Power
Owned                                                0 shares
by Each                           7)  Sole Dispositive Power
Reporting                                           562,068.59 shares(1)(2)
Person With                       8)  Shared Dispositive Power
                                                    0 shares

9)       Aggregate Amount Beneficially Owned by Each Reporting Person

                  562,068.59 shares(1)(2)

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) [ ]

11)      Percent of Class Represented by Amount in Row 9

                  7.0%

12)      Type of Reporting Person (See Instructions)

                    IN

Item 1.

         (a)      Name of Issuer:

                  Frontstep, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  2800 Corporate Exchange Drive
                  Columbus, Ohio  43231

Item 2.

         (a)      Name of Person Filing:

                  This Schedule 13G is filed on behalf of Stephen A. Sasser.

         (b)      Address of Principal Business Office or, if none,
                  Residence:

                  2800 Corporate Exchange Drive
                  Columbus, Ohio  43231

         (c)  Citizenship:

                  United States

         (d)  Title of Class of Securities:

                  Common Shares, Without Par Value

         (e)  CUSIP Number:

                  35921W 10 1

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act (15 U.S.C. 78o)

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act
                           (15 U.S.C. 78c)

         (c)      [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Act (15 U.S.C. 78c)

         (d)      [ ]      Investment  company  registered  under Section 8 of
                           the  Investment  Company Act of 1940(15 U.S.C. 80a-8)

         (e)      [ ]      An investment adviser in accordance with
                           Section 240.13d-1(b)(1)(ii)(E)

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(l)(ii)(F)

         (g)      [ ]      A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(ii)(G)

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)      [ ]      Group, in accordance with
                           Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership.

         (a)      Amount Beneficially Owned:  562,068.59 shares(1)(2)

         (b)      Percent of Class: 7.0%

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                                         561,000 shares(1)

                  (ii)  Shared power to vote or to direct the vote:

                                         0 shares

                  (iii) Sole power to dispose or to direct the disposition of:

                                         562,068.59 shares(1)(2)

                  (iv)  Shared power to dispose or to direct the disposition of:

                                          0 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
             Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not Applicable.

Item 8.      Identification and Classification of Members of the
             Group.

                  Not Applicable.

Item 9.      Notice of Dissolution of Group.

                  Not Applicable.

Item 10.     Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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(1) Includes 540,000 shares subject to options exercisable by Mr. Sasser within 60 days of December 31, 2000.
(2) Includes 1,068.59 shares held for the account of Mr. Sasser in the Frontstep, Inc. 401(K) Plan as of December 31, 2000.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2001


/s/ Stephen A. Sasser
-------------------------
Stephen A. Sasser